AGM Group Holdings Inc. c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

March 4, 2022

Via Electronic Mail

Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	AGM Group Holdings Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form F-3 Filed January 27, 2022 File No. 333-262107

Dear Mr. Pattan:

This letter is in response to the letter dated February 28, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to AGM Group Holdings Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1.	We are unable to locate responsive disclosure to our prior comment 2. Please refer to that comment and include a discussion of legal and operational risks associated with being based in or having the majority of the company’s operations in China in your prospectus summary.

RESPONSE: We respectfully advise the Staff we have added the disclosure regarding legal and operational risks associated with being based in China in the prospectus summary section on page 6 under the heading “Legal and Operational Risks of Operating in the PRC”.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

AGM Group Holdings Inc.

/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Co-Chief Executive Officer